            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                                                         For Immediate Release

VIREXX ANNOUNCES LM FUNDS CORP. EXERCISES OPTION TO EXCHANGE CONVERTIBLE LOAN

EDMONTON, ALBERTA – September 19, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living announces that LM Funds Corp. (“LM”) has exercised its option to exchange its convertible loan issued to ViRexx June 4, 2008 into common shares of ViRexx.

As a result of LM’s conversion it has received 10,000,000 common shares of ViRexx at a price per share of CA$0.10.  Each common share issued in this conversion is accompanied by a one-half warrant.  Each full warrant entitles the holder, on exercise to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue of the warrant, September 17, 2008.

With this conversion, the General Security Agreement (“GSA”) covering as security all of ViRexx’s present and after acquired property and intellectual property, subject to some possible third party interests in the patents has been relieved and released.

“This is a positive first step for ViRexx as the company moves forward and we now have the freedom to use our assets to further the long term value and interests of ViRexx” said Darrell Elliott, Chairman and Interim Chief Executive Officer of ViRexx.

About ViRexx Medical Corp.

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com